Exhibit 12

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Three months ended March 31, 2015
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Loss(a)	$(5,089)
Plus:
Interest and other financial charges included in expense(b)	2,167
One-third of rental expense(c)	289
Adjusted "losses"	$(2,633)

Fixed charges:
Interest and other financial charges included in expense(b)	$2,167
Interest capitalized	6
One-third of rental expense(c)	289
Total fixed charges	$2,462

Ratio of earnings to fixed charges(d)	-

(a)	Loss before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.
(d)	For the three months ended March 31, 2015, in connection with the GE Capital Exit Plan, we incurred loss from operations, and as a result, our earnings were insufficient to cover our fixed charges by $5,095 million.